December 17, 2025

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Rucha Pandit
Mara Ransom

Re:	Linkage Global Inc Response to the Staff’s Comments on Amendment No. 1 to Registration Statement on Form F-1 Filed on October 9, 2025 (File No. 333-289688)

Dear Sir and Madam:

On behalf of our client, Linkage Global Inc., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 11, 2025 on the Company’s registration statement on Form F-1/A filed on October 9, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment No. 2 to Registration Statement (the “Amendment No. 2”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.	We re-issue comment 1 as to our request that you disclose the Conversion Price on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 2 to include the initial Conversion Price as of the closing date.

Prospectus Summary, Page 1

2.	We re-issue comment 2 as to our request that you revise to disclose the total possible profit to be realized by the Selling Stockholder assuming the floor price.

Response: In response to the Staff’s comment, the Company has revised page 8 of Amendment No. 2.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)
930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact Ross D. Carmel, Esq. at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law. Alternatively, please contact Shane Wu, Esq. at (202) 322-8852 or by email at swu@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel
Ross D. Carmel, Esq.

cc:	Shane Wu, Esq.